September 27,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Brad Brimhall
Chief Executive Officer
Nevada Classic Thoroughbreds, Inc.
705 North 110th Place
Mesa, AZ 85207

Re:	Nevada Classic Thoroughbreds, Inc.
      Form 10-KSB for the year ended June 30, 2005
	Commission file #: 000-31154

Dear Mr. Brimhall:

We have reviewed your September 6, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 10-KSB for the year ended June 30, 2005

Financial Statements

Balance Sheet

1. We note from your response to prior comment 7 that you have removed the shareholder receivable as an asset on the balance sheet.
Please revise your balance sheet and statement of stockholders` equity to present the shareholder receivable as a separate line item under the "Stockholders` Equity" caption on the face of the balance sheet, rather than incorporating it into the paid in capital balance.

2. We note that your common stock outstanding as reflected on the balance sheet is $89 as of both June 30, 2004 and 2005. Please revise the columns to make them consistent with the statement of stockholders` equity which shows 1,900,000 shares issued and outstanding as of both June 30, 2004 and 2005 which at a $.001 par value would be $1,900. Please revise your disclosures to retroactively reflect all shares of common stock to include stock splits that have occurred during the periods presented. See paragraph
48 of APB No. 15.

Statement of Stockholders` Equity

3. We note from your response to prior comment 3 that you have revised your statement of stockholders` equity in your amended Form
10-KSB, however we continue to believe your disclosure should be revised to present the changes in equity clearly and chronologically from the enterprise`s inception. For example, each line of the statement of stockholders` equity should present a unique transaction that has occurred in chronological order (no repetition of same transactions) and balances should roll forward from each preceding year. If there is no activity during a year, the previous year end balance will just be repeated as the next year end balance. Additionally, for ease of understanding the transactions, common stock, preferred stock, and other transactions should all be included within the same table in chronological order. We reissue our previous comment to revise your statement of stockholders` equity to present clearly and chronologically from the enterprise`s inception:
1) Changes in each account of stockholders equity
2) For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.
3) For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts shall be assigned to any noncash consideration received.
4) For each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.
5) The total amounts of common stock, preferred stock, paid in capital and accumulated deficit at the end of each year.

Notes to the Financial Statements

Note 9.  Fair Market Value of Services Donated by Stockholder,
page
15

4. We note from your response to prior comment 6 that your estimate for services performed is based on an hourly rate multiplied by the time spent performing services. Please tell us and disclose in your filing how you have determined that the hourly rate used is a reasonable estimate of the value of the services. For example, tell us if you have determined that the rate used is the going market rate for the services performed based on either quotes, third party estimates or other sources.

Item 8A. Controls and Procedures, page 17

5. We note from your response to prior comment 8 that you have included disclosure of the company`s controls and procedures in the amended 10-KSB. However, we do not believe that the revised disclosure is consistent with the requirements in Items 307 and 308
of Regulation    S-B.  Please revise your disclosure to state
whether
management has determined that the disclosure controls and
procedures
in place are effective in ensuring that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. If you have concluded that the disclosure controls are not effective, then you should clearly state that conclusion along with the reasons supporting that conclusion and management`s plans to remedy the deficiency.  Your disclosure should also address
whether
there have been any significant changes to internal controls during
the reporting period.   Please remove any information that does
not
directly address the requirements of this section.  See SEC
Release
NO. 33-8238, dated August 14, 2003.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
??

??

??

??

Mr. Brad Brimhall
Nevada Classic Thoroughbreds, Inc.
September 27, 2005
Page 1